UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARI Network Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001930205

(CUSIP Number)

July 23, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 001930205	13G	Page 2 of 7 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Grand Slam Asset Management, LLC

2.	check the appropriate box if a group*		(a) ☐ (b) ☐
3.	sec use only

4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	714,538
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	714,538
9.	aggregate amount beneficially owned by each reporting person		714,538
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)		☐
11.	percent of class represented by amount in row (9)		5.31%
12.	type of reporting person (See Instructions)		IA

CUSIP No. 001930205	13G	Page 3 of 7 Pages

13.	names of reporting persons i.r.s. identification no. of above persons (entities only) Mitchell Sacks

14.	check the appropriate box if a group*		(a) ☐ (b) ☐
15.	sec use only

16.	citizenship or place of organization United States of America
number of shares	17.	sole voting power	0
beneficially owned by	18.	shared voting power	714,538
each reporting	19.	sole dispositive power	0
person with:	20.	shared dispositive power	714,538
21.	aggregate amount beneficially owned by each reporting person		714,538
22.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)		☐
23.	percent of class represented by amount in row (9)		5.31%
24.	type of reporting person (See Instructions)		IN

CUSIP No. 001930205	13G	Page 4 of 7 Pages

Item 1.

(a) Name of Issuer:		ARI Network Services, Inc.

(b) Address of Issuer’s Principal Executive Offices:		10850 West Park Place, Suite 1200 Milwaukee, Wisconsin, 53224

Item 2.
(a) Name of Person Filing:

This Schedule 13G (the “Schedule”) is being filed with respect to shares of Common Stock (as defined below) of ARI Network Services, Inc. (the “Issuer”) which are beneficially owned by Grand Slam Asset Management, LLC and Mitchell Sacks (the “Reporting Persons”). See Item 4 below.

(b) Address of Principal Business Office or, if none, Residence:		2160 North Central Road, Suite 306 Fort Lee, NJ 07024

(c) Citizenship:		Grand Slam Asset Management, LLC is a Delaware limited liability company and Mitchell Sacks is a United States citizen.

(d) Title of Class of Securities:		Common Stock

(e) CUSIP Number:		001930205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 001930205	13G	Page 5 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Grand Slam Asset Management, LLC beneficially owns 714,538 shares of Common Stock held by a private investment fund to which Grand Slam Asset Management, LLC serves as the investment manager (the "Investment Manager"). Mitchell Sacks is the managing member of the Investment Manager.

(b)-(c)	Percent of class:	The response of each of the Reporting Persons to Items 5 through 12 of each of their respective Cover Sheets which relate to the beneficial and percentage ownership of the Common Stock of the Issuer is incorporated herein by reference to the appropriate Cover Sheets above. The percentage ownership of the Reporting Persons is based on the 13,455,203 outstanding shares of Common Stock of the Issuer as of June 9, 2014, as disclosed on the Issuer’s 10-Q filed with the SEC on June 16, 2014.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 001930205	13G	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

(a)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

CUSIP No. 001930205	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2014
Date

GRAND SLAM ASSET MANAGEMENT, LLC

/s/ Mitchell Sacks
Signature

Mitchell Sacks/Member
Name/Title

MITCHELL SACKS

/s/ Mitchell Sacks
Signature

Mitchell Sacks
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)